INVEST IN **XOCA**

A delicious, first-of-its kind gut healthy soda made from upcycled cacao fruit

PITCH VIDEO INVESTOR PANEL


xoca
The original fruit of the gods.
+nada

drinkxoca.com Chicago IL

Food | Social Impact | Eating and Drinking | Sustainability | Clean Tech

Highlights

Highlights

1. Strong brand identity with mass appeal.
2. A $3.3B, and growing, market segment.
3. Developed a proprietary method for the processing of cacao fruit.
4. Experienced team with significant knowledge across the entire value chain.
5. Successful proof of concept: Average 480% month-to-month growth online via Xoca website and Amazon.
6. Achieved an online store conversion rate of 6.5%, and an average returning customer rate of 36%.

Our Team

Jacob Lopata CEO

Our Team



Jacob Lopata CEO

An entrepreneur with 20 years of experience building and managing technology startups. A co-founder and the Chief Executive Officer of The Space Launch Corporation, a prime defense contractor. Earned his M.S. in Aeronautics & Astronautics from MIT.

> We choose this idea as we wanted to develop and produce compelling, healthier soda alternatives while also helping to eliminate the significant amount food waste generated by the chocolate industry.



Carl Schweizer Branding & Design Director

Advanced degrees in communications, graphic design, and branding. In 2013, co-founded To'ak Chocolate, the world's first sustainable luxury chocolate company. Has won several international design awards for To'ak's branding concept and design.



Jerry Toth Sustainability Director

Earned a degree in economics from Cornell University. In 2007, he co-founded Third millennium Alliance, a nonprofit foundation which protects over 1,500 acres of rainforest in Ecuador. In 2013, he co- founded To'ak Chocolate.



Anny Lee General Counsel

Anny received her JD from Benjamin N. Cardozo School of Law, and is an attorney specializing in IP and commercial transactions. Anny came to Xoca after working for a global, multi-billion dollar corporation as its senior legal counsel.

Pitch



xoca
Investor Deck



xoca
Cacao Fruit 101
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CODECOPP



A brand people can believe in
We had the bright idea to create a delicious, sustainable, healthy beverage with significant functional benefit and the mouthfeel of a traditional soda.
Social Good
Gut Health
Planet Health
Functionality
Immunity Support
Great Taste
Healthy Alternative
xoca
The original fruit of the gods.



A bright idea
Gut Health
A first-of-its kind Cacao Fruit based prebiotic soda, which supports a healthy gut and strong immune system.
Planet Health
By using upcycled cacao fruit, we support farmers in the country of Ecuador and eliminate food waste from local ecosystems.
xoca



Early Proof of Concept
Launched D2C strategy early May 2020. Achieved an average 480% month-to-month growth, an online store conversion rate of 6.5%, and an average returning customer rate of 36% with only a $2800 per month marketing spend.
SALES BY CHANNEL
Wholesale
D2C
Other*
* POS & Home Delivery
ONLINE REVENUE
Launched D2C strategy
Feb
Mar
Apr
May
Jun
Jul
xoca



It was love at first sip!
In our first two months we received 25K video views, 5K post views, 600 reactions, and 180 comments. Our followers are 54% men and 44% women, primarily ages 25 to 44.
Xoca is a brand that people are connecting with and we are cultivating an engaged, excited community.
I love Xoca!
Karin S. | TrustPilot Review

I love Xoca! It is representing everything I can stand for. Sustainable, natural, fair, healthy and so much more.



☆☆☆☆☆ **Deliciously Different**

Richard S. | *TrustPilot Review*

Deliciously Different! Not heavy sweet, interesting balance of flavors, ginger is my favorite!



☆☆☆☆☆ **So good!**

Rachel R. | *TrustPilot Review*

It is delicious..I could be your spokesperson and make lots of sales for you.

The market

Fermented & Functional Beverages

Many consumers today are taking a hands-on approach to nutrition, using **food as a medicine** and expecting beverages to deliver functional benefits.

Key market segment growth:


Traditional Sodas
$44B -1.7%
Functional Beverages
$3.3B +11.7%
Kombucha & Fermented Beverages
$699.8M +15.7%

SPINS

Segment trends

Immunity Boosting: A Growing Awareness of the Importance of Gut Health Leads to Increased Sales

Since March 30, 2020, there has been a **3150% increase** in the sale of beverages promoting **digestive health**.


General Wellbeing
$210B
Immunity Boosting
$70.5B
Weight Management
$50B



LifeAid ImmunityAid
$500K revenue in March 2020 at launch



Olipop Prebiotic Tonic
June 2020 sales increased 274% week over week

Business model

E-commerce Focused Direct to Consumer (D2C)

PHASE 1 (12 months)

- D2C via custom e-commerce site and Xoca contracted third party fulfillment
- D2C via Amazon Prime store and fulfillment by Amazon
- D2C via home delivery services in key metro areas
- B2B via direct distribution from Xoca contracted third party fulfillment center

PHASE 2

- B2B via regional distribution networks


drink
xoca
Original

Benefits of direct selling

It's About More Than Just Sales



- Easier to carve out a niche and avoid competing for eyeballs on the shelf
- Rich marketing tools - don't need to rely on packaging to educate the customer
- Exert more control by keeping sales channels in-house
- Analytics - understand what people are doing vs what they say they will do
- Consumer data - know our customers and form direct, lasting relationships
- Cost effectively put products in front of enormous numbers of potential customers
- Increased margins - cut out the middle man

Cacao Fruit Soda


The original

A prebiotic powerhouse


fruit
of the
gods.
+nada

Our goal at Xoca is to shake up a soft drink market crowded with unoriginal and uninspiring products. We are developing a brand identity that is synonymous with great taste and significant benefit, both functional and ecological. We intend to appeal to the part of the market that desires guilt free enjoyment, authenticity, and natural goodness.

Cacao Fruit Soda contains everything needed to support a healthy gut, with no added sugar or preservatives.

xoca

original

With just two ingredients, our original epitomizes the idea of a simply superior soda.

mint

A refreshing and salubrious soda that is the true embodiment of cool.

ginger

Bold and energizing, a salutary soda with a bit of a wild side.


xoca
The original fruit of the gods.
+nada
xoca
The cacao fruit of cool.
+mint
xoca
When cacao fruit goes wild.
+ginger

xoca


Plant Based
Gluten Free
GMO Free
No Added Sugar

What's inside?

Prebiotics: the key to a healthy gut

Our naturally fermented, prebiotic sodas have been crafted with upcycled Ecuadorian cacao fruit juice and sparkling water to provide amazing taste with real benefits.

With 2g of fiber per serving and organic acids, Xoca provides support for a healthy gut and strong immune system.

xoca

Let's compare



	Xoca Cacao Fruit Soda	LifeAid Immunity	Poppi	Olipop	Humm Kombucha
Retail Price	$2.99	$2.49	$2.99	$2.99	$2.99
Gut Healthy	✓		✓	✓	✓
Immunity boosting	✓	✓		✓	
B Vitamins	✓				✓
Added Sugar	No	Yes	Yes	Yes	Yes
Sustainable	✓				

xoca


xoca
When cacao fruit goes wild.
+ginger

Marketing

xoca



Targeting the online conscious consumer

- "Wellness Consumer" who cares about ingredients and the Nutritional Facts Panel
- Values authenticity and transparency
- 25-40 year olds that desire a healthy, natural alternative to traditional soft drinks
- Affluent consumers who desire refreshment and functional benefit
- Consumers who care about the environment
- Millennials who prefer to purchase online

xoca



Digital marketing objectives

- Drive quality organic traffic
  - Social media campaigns
  - Search engine optimization
- Drive quality paid traffic
  - Facebook and Amazon ad campaigns
- Convert visitors to buyers
  - Optimized landing pages
- Drive repeat purchases
  - Subscriptions
  - Automated email campaigns



xoca
Plant-based goodness.
Get your superior soda today :)
xoca

Digital marketing partner - website

Webistry has significant experience building and managing pay per click ad campaigns and conversion rate optimization (CRO) techniques.

Working with an agency who has a strong track record of success will improve the probability of a good return on ad spend.

WEBISTRY



xoca
A simply superior soda

Digital marketing partner - Amazon

To maximize ad performance, Logical will employ various strategies to build, manage, and optimize Xoca's AMS Account.

Logical will identify keywords and applicable ad formats in order to manage the paid search of Xoca's Amazon marketing program.

logical



amazon
xoca

Building online awareness

We are working in partnership with like-minded individuals with a strong social media following to build awareness about Xoca and drive trial and sales online.



Karin Schweizer
Yoga teacher and multiple sports instructor



Sara Hunt
Fitness influencer and coach, founder of Strong Like Sara



xoca

Russell Davis, celebrity mixologist

Building real-world awareness

We are working to build brand awareness and generate excitement for Xoca in the real world through sponsorships and promotions with different sports communities.



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Competition Skateboarding



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Professional Volleyball



xoca
The original fruit of the gods.
nada

Building a lifestyle

A key aspect of our consumer marketing plan is to work in partnership with likeminded brands and individuals to build a strong community around Xoca focused on health, wellness, and sports.



UNDER ARMOUR
xoca
Train with Qua
xoca
xoca
New Beverage



Xoca Wellness



Xoca Health



Xoca Sports


xoca


xoca
Conscious Cocktails
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Sales
xoca


Go to market plan
• DTC with free shipping via drinkxoca.com and Amazon Prime
• 2 day wholesale direct via FedEx
• Deliver to customers anywhere in the continental US
E-commerce driven by aggressive digital marketing
Current Xoca fulfillment center
Future Xoca fulfillment centers
xoca


Direct to consumer
We have developed a full e-commerce platform with national (lower 48) fulfillment provided by FedEx. Xoca is also available via Amazon Prime.
We currently offer for sale through our website and Amazon 12-pack cases of all flavors as well as a 6-pack sample case.
Single Case $35.88
Sample Case $17.99
Shipping Free
amazon Prime
xoca


Wholesale direct
By shipping direct to our retail customers via FedEx from our fulfillment center we can maximize our margins and avoid traditional distributors.
MSRP $2.99
WHOLESALE PRICE $2.00
GROSS MARGIN* 50%
* 3 case minimum order
xoca


Post-Pandemic Retail Accounts
1 ALEXIS TEMPLETON STUDIO St. John, USVI
2 BEAR FOODS NATURAL MARKET Chelan, WA
3 BERKELEY BOWL MARKETPLACE Berkeley, CA
4 BETH'S CHOCOLATE Newton, MA
CACAO CHEMISTRY
8 CAPUTO'S MARKET HOLLADAY Holladay, UT
9 CAPUTO'S MARKET ON 15TH Holladay, UT
10 CHEESE PLUS San Francisco, CA
11 CHEQUESSETT CHOCOLATE North Truro, MA
12 CHOCOLATE WITH GEOSEPH Salmon Arm, BC
CHOQUIERO CHOCOLATE
DOM'S KITCHEN
coffee | tea
xoca

Colorado Springs, CO

Nevada City, CA

6 **CANNON BEACH CHOCOLATE CAFE**
Cannon Beach, OR

14 **COCOVA**
Washington, DC

7 **CAPUTO'S MARKET DOWNTOWN**
Salt Lake City, UT

15 **DOM'S KITCHEN & MARKET**
Chicago, IL

xoca



Post-Pandemic Retail Accounts

16 **DURANGO NATURAL FOODS CO-OP**
Durango, CO

17 **ETAT DE CHOC**
Montreal, QC

18 **GORILLAS**
Chicago, IL

19 **GOURMET BOUTIQUE**
Boston, MA

20 **GREAT LAKES CHOCOLATE**
Traverse City, MI

21 **KHRISTOPHER'S CULINAIRE**
Ouray, CO

22 **LAUGHING GULL CHOCOLATES**
Rochester, NY

23 **MEEL**
Nashville, TN

24 **MONSIEUR MARCEL MARKET**
Los Angeles, CA

25 **ONYX CHOCOLATES**
Toronto, ON

26 **PINK ELEPHANT COFFEE ROASTERS**
Midway, UT

27 **PRIMO BOTANICA**
Troy, NY

28 **PRODUCED PROCURED PROVISIONS**
Avon, CO

29 **RAINBOW GROCERY**
San Francisco, CA

30 **RIO DE OJAS**
Claremont, CA

xoca


GORILLAS



Post-Pandemic Retail Accounts

31 **RITUAL CHOCOLATE**
Heber, UT

32 **ROCKRIDGE MARKET HALL**
Oakland, CA

33 **SOUL LIFT CACAO**
Portland, OR

34 **STEAMPUNK COFFEE ROASTERS**
Natchez, MS

35 **THE BREEZE WINE BAR**
Louisville, KY

36 **THE CURB KAIMUKI**
Honolulu, HI

37 **THE PRESERVATION FOODS CHOCOLATE PROJECT**
Victoria, BC

38 **THE STORE - HIGHLAND**
Salt Lake City, UT

39 **THE XOCOLATE BAR**
Berkley, CA

40 **TIME MARKET**
Tucson, AZ

41 **TURTLE BAY SMOOTHIE**
Quintana Roo, Mexico

42 **WATCHTOWER COFFEE & COMICS**
Salt Lake City, UT

43 **WORLD FOODS**
Portland, OR

44 **YAHARA CHOCOLATE**
Stoughton, WI

45 **YELLOW BIRD CHOCOLATE SHOP**
Albion, MI

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Financial Projections

$5.3M in total sales within 4 years

Discount Rate	40%
EBITDA Exit Multiple	6
NPV	$3,300,000
Terminal Value	$13,819,000

	2020/21 (Proof of Concept)	2022	2023	2024	2025
Total Sales	$60,967	$184,272	$837,600	$2,010,240	$5,333,048
Total Cost of Goods Sold	$32,125	$98,223	$424,524	$960,058	$2,449,879
Gross Profit	$28,842	$86,049	$413,076	$1,050,182	$2,883,169
Gross Profit Margin	47%	47%	49%	52%	54%
Operating Expense	$105,000	$238,000	$350,000	$480,000	$580,000
EBITDA	($76,158)	($151,951)	$63,076	$570,182	$2,303,169

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Forward-looking projections cannot be guaranteed.

The Team

xoca

The founders



Jacob Lopata

Jacob is a highly driven entrepreneur with 20 years of experience building and managing technology startups. Over the past 10 years, Jacob has provided strategic guidance for early stage companies in a wide range of industries. Jacob was a co-founder and the Chief Executive Officer of The Space Launch Corporation, a prime government defense and space contractor. Jacob earned his M.S. in Aeronautics & Astronautics from MIT.



Jerry Toth

After earning his degree in economics from Cornell University, Jerry worked briefly on Wall Street as an Investment Banking Analyst before relocating to South America. In 2007, he co-founded Third millennium Alliance, a nonprofit foundation which protects over 1,200 acres of rainforest in Ecuador. In 2013 he co-founded To'ak Chocolate and introduced the world to ultra-luxury dark Chocolate.



Carl Schweizer

Carl is an Austrian native and long time Ecuadorian resident with advanced degrees in communications, graphic design and branding. In 2013 he co-founded To'ak Chocolate, the world's first sustainable luxury chocolate company which also preserves the rarest heirloom cacao variety on earth. Carl is the primary creative force behind To'ak's branding concept and design, for which he won several international design awards.

xoca

rs



James Le Compte

James is the CEO at To'ak Chocolate. He is originally from Australia and now lives in Ecuador where To'ak harvests and produces chocolate from a rare heirloom variety of cacao. Prior to joining To'ak, James co-founded a publicly listed technology firm in Australia and held leadership and consulting roles in finance and international development within the Asia Pacific region.

The directo



Brad Schulman

Brad began his entrepreneurial career in the specialty tea and coffee industry when he and a partner acquired Chicago-based specialty beverage distributor Chicagoland Beverage Company and transformed it into the largest Mid-west distributor of specialty coffee's and teas. The company helped pioneer premium coffee and tea brands such as Lavazza, Peet's & Intelligentsia coffees, and Mighty Leaf teas.



Anny Lee

Anny received her Juris Doctorate from Benjamin N. Cardozo School of Law, and is an attorney specializing in intellectual property and commercial transactions. Anny comes from a family with deep roots in food and beverage, with her family-owned company being a significant player in the industry for nearly a century. After working for a global, multi-billion dollar corporation as its senior legal counsel, Anny returned to her roots to help Xoca realize its vision of becoming the world's first sustainable beverage company.

xoca


Jacob Lopata
jake@xocaworld.com
+1 312 252 9770
drink
xoca